Exhibit 19.4.4.1

January 14, 2026



6363 South Fiddler's Green Circle, Suite 1000
Greenwood Village, CO 80111
USA
Tel: 1 (303) 889-0700 Fax 1 (303) 889-0707
Website: www.AngloGoldAshanti.com

Strictly Confidential

> *Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.*

Mr. Alberto Calderon

C/o AngloGold Ashanti North America Limited

Dear Alberto,

EXTENSION OF EMPLOYMENT WITH ANGLOGOLD ASHANTI NORTH AMERICA LIMITED

I have pleasure in offering you an extension of your employment with AngloGold Ashanti North America Limited (the "**Company**"). This letter, together with the attached Term Sheet and Annexure/s (collectively, the "**Agreement**"), will supersede and replace in their entirety that letter agreement between you and the Company, dated October 4, 2023 as well as its attached term sheet and annexures (collectively, the "**Prior Agreement**") and will form the basis of your agreement of service with the Group (as defined below) from and after the Commencement Date (as defined below). From and after the Commencement Date, the Prior Agreement will be of no further force or effect.

1. EMPLOYMENT AND POSITION

1.1 You will be employed by AngloGold Ashanti North America Limited and will serve in the role of Chief Executive Officer of AngloGold Ashanti plc ("**AGA**") or in such other capacity of a like status as the Group may require from time to time. In connection with such role, you may be requested to provide certain services to other Group Companies (as defined below), as the Company may require from time to time. Notwithstanding the generality of the foregoing, **Annexure B** sets forth services that you will be expected to provide to certain Group Companies and/or legal jurisdictions in which the Group has operations. The Group may, at its discretion, provide you with an updated version of **Annexure B** from time to time and you will be required to comply with such updated **Annexure B**.

1.2 You will report to the board of directors of AGA and/or any sub-committee thereof in place from time to time (collectively referred to as the "**Board**").

AngloGold Ashanti North America Inc.
Tax ID: 84-11-37980



1.3   For the purpose of this Agreement, "Group" means the Company and its holding company and any subsidiary or affiliate of the Company or its holding company (irrespective of structure and/or legal nature/regime) and "Group Company" means any one of them. For the sake of clarity, Group Company shall include AGA.

2.   COMMENCEMENT OF EMPLOYMENT

2.1   Your employment with the Company is conditional on your continuing to be legally entitled to be employed in the United States.

2.2   To the extent necessary, the Company will assist you in obtaining and maintaining valid and/or applicable work permits necessary for you to perform the services contemplated by this Agreement, including **Annexure B**, but you retain the ultimate responsibility for obtaining and maintaining the applicable permits.

2.3   Subject to the provisions of Clause 2.1 above, this Agreement will become effective from 01 January 2026 (the "**Commencement Date**") and shall be of indefinite duration until terminated in accordance with the applicable provisions of this Agreement. The period between the Commencement Date and the date this Agreement and your employment is terminated shall be the "**Contract Term**".

2.4   Notwithstanding that the term of this Agreement is indefinite, your employment with the Company or any Group Company will be employment "at-will" and your employment may be terminated at will by either you or the Company, provided that the notice provisions in Clause 9 below are complied with.

2.5   You warrant that you are not bound by or subject to any court order, agreement, covenant, arrangement, regulatory code or undertaking that is in conflict with, or adversely impacts, your continued employment by the Company, and that you do not have any other interest or obligation, which in any way restricts or prohibits you from entering into this Agreement or from performing your duties under this Agreement.

3.   PLACE OF WORK

3.1   Your ordinary place of work will be at the offices of the Company at 6363 South Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA or such other location as the Company may from time to time direct.

3.2   AGA is a multinational company, and you may be required to relocate to a different location should the exigencies of the Group's business so dictate. In that event, the Group shall pay relocation



expenses for you and your family, in accordance with the applicable Group Global Mobility Standard as in effect at such time.

4.   EMPLOYMENT DUTIES

4.1   During your employment you will in relation to the Company and/or any Group Company:

4.1.1   devote the whole of your work time and attention to the duties of your office(s), in accordance with **Annexure B**;

4.1.2   faithfully and diligently exercise such powers as may from time to time be assigned to or vested in you including, but not limited to, the key performance indicators set from time to time by the Company and any applicable Group Company, and perform your functions:

4.1.2.1   in good faith, for a proper purpose and consistent with the laws of the various jurisdictions in which the Group operates and all applicable Group policies, standards and procedures.

4.1.2.2   with the degree of care, skill and diligence that may reasonably be expected of a person:

4.1.2.2.1   carrying out the same functions in relation to the Group as those carried out by you; and

4.1.2.2.2   having your general knowledge, skill, and experience.

4.1.3   comply with the orders and directions of the Company and any applicable Group Company;

4.1.4   comply with the rules, principles and regulations of any regulatory authorities relevant to the Company and any Group Company from time to time;

4.1.5   use your utmost endeavours to protect and promote the business and interests of the Company and the Group and preserve the reputation and goodwill of the Company and the Group;

4.1.6   act in the best interests of the Company and the Group in all dealings and transactions whatsoever relating to the Company and the Group and any business of the Company and the Group; and

4.1.7   disclose to the Company and the applicable Group Company all acts and omissions which constitute a breach by you of your obligations to the Company and the Group from whatsoever cause arising.

4.2   You may be required, in pursuance of your duties, to:

4.2.1   perform services not only for the Company but also, as the Company may from time to time reasonably require, for any other Group Company and, without further remuneration, to accept such offices in other Group Company or companies in which the Group Company has an interest. To the extent you are appointed as a director of the Company or of any Group Company, you must



not resign from office as a director of the Company or any Group Company except at the request or direction of said company, or if otherwise required by law. You understand and accept that, notwithstanding the performance of any services or work at or on behalf of any Group Company, no employment relationship shall come into being between you and such Group Company, unless otherwise agreed between you and the Group Company;

4.2.2   be seconded by the Company to any other Group Company;

4.2.3   work at such places and/or locations as the Company may from time to time require;

4.2.4   travel to such places on such occasions as the Company may from time to time require; and

4.2.5   comply with all the reasonable and lawful instructions given to you and with all the Company rules, regulations, policies and procedures in force from time to time.

4.2.6   Given the nature of your position with the Company, you agree that the Company may from time to time require you to undergo, at its expense, an examination by a registered medical practitioner or practitioners to be nominated by the Company (including, but not limited to, your general practitioner or any other physician responsible for your care) to determine your overall health and fitness to perform your role. You consent to the medical practitioner referred to in this Clause sending, disclosing and discussing with the Company and its medical advisors the results or any report prepared as a result of any such examination on the basis that such medical testing is justifiable due to the inherent requirements of your role. You will provide the Company and any relevant third party with such formal consents as may be required in considering your suitability to return to work in the event of your ill-health and/or incapacity and provided the Company's own medical advisors agree with that confirmation. The Company will address your ill-health and/or incapacity in accordance with the law.

5.   ROLE CLASSIFICATION

Given the nature of your work with the Company, the role is classified as an "exempt" position with regard to both state and federal labor laws and regulations in the United States.

6.   REMUNERATION AND BENEFITS

All remuneration and benefits are set out in the Term Sheet attached to this Agreement.



7. **RULES, POLICIES, STANDARDS AND PROCEDURES**

Your employment with the Company and services to the Group shall be subject to any and all Group policies, standards, procedures and practices that may be applicable from time to time (the "**Policies**"). The Policies made be amended from time to time in the sole and absolute discretion of the applicable Group Company. It shall be your responsibility to familiarise yourself with the Policies. Please contact the Human Resources Department to obtain a copy of any of the Policies alternatively, you can access them via the Group's intranet/HR portal.

8. **PERSONAL INFORMATION**

8.1 By your signature hereto, you consent to the Company and other Group Companies processing your personal information for legal, personnel, administrative and management purposes and, in particular, to the processing of any sensitive personal data (as defined in the Company's Data Protection Policy in place from time to time) relating to you.

8.2 You understand and accept that:

8.2.1 the Company may from time to time need to make your personal information available to other Group Companies and service providers, regulatory authorities, potential or future employers, governmental organisations and potential purchasers of the Company, any other Group Company or the business in which you work to the extent permitted under applicable law;

8.2.2 the Company is a global company and may need to transfer your personal information to locations outside of your country of residence or employment to the extent permitted under applicable law; and

8.2.3 you hereby give your consent to the transfer of personal information as contemplated above.

8.3 The Company shall process your personal information in accordance with all applicable data privacy laws and the Company's Data Protection Policy in place from time to time both during and following termination of your engagement with the Company. You confirm that you have read and understood the Company's Data Protection Policy, a copy of which is available on the Group's intranet.

9. **EXPIRY AND TERMINATION OF EMPLOYMENT**

9.1 Your employment and this Agreement shall terminate automatically on the date on which your right to work, as evidenced by a duly obtained work permit or visa in the United States expires or is terminated for any reason whatsoever. A termination pursuant to this Clause 9.1 will not constitute a dismissal and there will be no payment of severance pay upon such termination.



9.2 Your employment and this Agreement may be terminated by either party by giving the non-terminating party 12 months' notice in writing; provided the Company shall be entitled to:

9.2.1 terminate your employment and this Agreement without notice, severance or additional compensation of any kind for Cause (as defined below) or due to incapacity, the Company's operational requirements or in circumstances otherwise permitted in law; provided that, in any such case, your termination of employment shall not be the exhaustive remedy of the Company and shall be in addition to, and without prejudice to, any other rights the Company may have, whether in contract, delict, statute or otherwise; or

9.2.2 alternatively, pay you 12 months' Salary in lieu of the notice required in Clause 9.2. In the event that the Company elects to make a payment in lieu of notice for all or any part of the notice period it will notify you in writing of this election. Payment in lieu of notice will be calculated on the basis of your Salary that would have been payable to you during the notice period (or outstanding balance of the notice period), plus any other legally required and non-forfeitable amounts, in all cases after deductions for tax and other deductions as required by law and will exclude any benefits or bonus referable to your employment. Any payment in lieu of notice will be reduced by any legally required payment by the Group in connection with your termination.

9.3 Upon the termination of your employment, howsoever arising, you shall immediately or upon the request of the Company, resign from the office of director of the Company (if applicable) and from any offices or other positions held by you in any other Group Company and to give up your memberships acquired by virtue of your tenure of any such office or employment with the Company. In the event you are unable or unwilling to execute any necessary documentation to effectuate this resignation, you expressly give an irrevocable power of attorney to the Company and/or any Group Company or its nominee to sign on your behalf a written resignation from your office as a director or any other office you hold at the Company and/or any Group Company as the case may be.

9.4 Upon the termination of this Agreement for any reason whatsoever, the Company shall not be required or liable to pay you any remuneration you would have been entitled to receive if this Agreement and your employment had continued in effect following such termination, other than the payment in lieu of notice contemplated under Clause 9.2.2 (if applicable).

9.5 During any notice period under this Clause 9, the Company shall be entitled to require that you:

9.5.1 do not come onto the Company's and/or a Group Company's premises, and/or not perform any work, and/or not have any contact with any or all of the Company's and/or a Group Company's executives, employees, contractors, clients, distributors or suppliers;



9.5.2   do not at any time represent yourself as being in any way connected with or interested in the business or affairs of the Company and/or a Group Company;

9.5.3   resign from any offices held by you in the Company or in any Group Company and to give up your memberships acquired by virtue of your tenure of any such office or employment with the Company. In the event you are unable or unwilling to execute any necessary documentation to effectuate this resignation, you expressly give an irrevocable power of attorney to the Company and/or any Group Company or its nominee to sign on your behalf a written resignation from your office you hold at the Company and/or any Group Company as the case may be; and/or

9.5.4   deliver to the Company or applicable Group Company all Group property in your possession in proper working order, intact with all the date/information contained on such property, and with the assurance that no such articles or copies remain in your possession.

9.6   The Company shall be entitled by notice in writing to terminate your employment under this Agreement if:

9.6.1   AGA in its general meeting, or by any provision in its Articles of Association, shall remove you from the office of director of AGA;

9.6.2   Under the Articles of Association of AGA you shall be obliged to retire by rotation or otherwise and AGA in general meeting shall fail to re-elect you as a director of AGA; or

9.6.3   You are not re-elected as a director of AGA at the annual general meeting.

9.7   For purposes of this Agreement, "Cause" shall mean: (i) your conviction of a felony involving moral turpitude; (ii) your embezzlement or misappropriation of funds of the Company and/or a Group Company; (iii) the Company's reasonable determination that you have committed an act of fraud, embezzlement, theft, misappropriation of funds or other act of personal dishonesty in connection with your duties in the course of your employment with the Company; (iv) the Company's reasonable determination that you have willfully failed to perform those lawful duties that you are required to perform as an employee of the Company; (v) the Company's reasonable determination that you have engaged in gross mismanagement or negligence (either by an act of commission or omission) which causes or could potentially cause material loss, damage or injury to the Company and/or a Group Company (including, without limitation, to their financial condition or business reputation) or their respective employees; (vi) the Company's reasonable determination that you have materially violated any written policy of the Company and/or any Group Company; (vii) the Company's reasonable determination that you have engaged in misconduct (either by an act of commission or omission); or (viii) your poor work performance, as reasonably determined by the Company.



10.   GARDEN LEAVE

10.1   You may be required by the Company, acting reasonably, to take garden leave irrespective of whether your employment with the Company has been terminated through resignation or on any other basis. You shall continue to receive your normal remuneration during any period of garden leave.

10.2   During any period of garden leave, the Company shall be entitled to require that you:

10.2.1   do not attend at the Company's and/or a Group Company's or its clients' premises, and/or not perform any work, and/or not have any contact with any or all of the Company's and/or a Group Company's executives, contractors, clients, distributors or suppliers;

10.2.2   do not at any time represent yourself as being in any way connected with or interested in the business or affairs of the Company and/or a Group Company;

10.2.3   resign from the office of director of the Company (if applicable) and from any other offices held by you in any other Group Company and to give up your memberships acquired by virtue of your tenure of any such office or employment with the Company. You expressly give an irrevocable power of attorney to the Company and/or any Group Company or its nominee to sign on your behalf a written resignation from your office as a director or any other office you hold at the Company and/or any Group Company as the case may be; and/or

10.2.4   deliver to the Company or applicable Group Company all Group property in your possession in proper working order, intact with all the date/information contained on such property, and with the assurance that no such articles or copies remain in your possession.

11.   EFFECT OF TERMINATION OF EMPLOYMENT

The termination of your employment for any reason whatsoever shall not affect the operation of any provisions of this Agreement to the extent to which they confer rights or impose obligations upon the parties which are exercisable or enforceable after the termination date, and such provisions shall to that extent continue to be of full force and effect. The termination of your employment shall furthermore not prejudice any rights that have previously accrued to the parties and Group on or prior to the termination date.

12.   RETURN OF COMPANY PROPERTY

12.1   Upon termination of your employment for any reason whatsoever, or at any other time upon demand, you must deliver to the Company, the applicable other Group Company or an authorised representative of any of the foregoing:



12.1.1   documents (in electronic or hard copy) or other material (including all copies) in your possession or control relating in any way to any Confidential Information (as defined in Clause 15.2 below); and

12.1.2   any property of the Company or any Group Company.

12.2   If, on the termination of your employment, any Confidential Information belonging to the Group is stored on any personal computer or device, you must destroy that Confidential Information in such a way that the Confidential Information cannot be recovered or reconstructed and, to the extent required by the Company or other applicable Group Company, you shall furnish it with proof of such destruction.

12.3   You must, on the termination of your employment, notify the Company or other applicable Group Company of the whereabouts of any Confidential Information or property that was, but is no longer, in your possession.

13.   CHANGE OF CONTROL

13.1   In the event of a Change of Control (as defined below) and your employment is terminated by the Company within twenty-four months of that Change of Control (other than for misconduct or incapacity) or you resign from your employment within twenty-four months of that Change of Control as a result of your role being significantly diminished and/or your employment conditions being reduced, the Company will pay you:

13.1.1   all Salary (as defined in Section 1.1 of the attached Term Sheet), benefits and bonuses in lieu of your notice pay (twelve months);

13.1.2   an equal additional 18-month payment of Salary and benefits, inclusive of the value of any pension contributions that would have been made by the Company in the six months following the termination date (less such tax and other deductions as required by law); and

13.1.3   the vesting date of a portion of unvested awards granted under any share or equity-award plan and any other equity-based awards will be accelerated to the date of the event, with the achievement of any performance-vesting conditions evaluated at such time. The treatment of the balance of the shares and other awards will be determined taking into account the circumstances of the Change of Control and in accordance with the rules of the scheme in place at the time.

13.2   Your entitlement to any benefit or payment under this Clause 13 is conditional on: (i) you accepting this payment as full and final settlement (and entering into settlement documentation in a form acceptable to the Company) in the event of a Change of Control and (ii) such benefit and/or



payment being consistent with AGA's Remuneration Policy at any given time and permitted under applicable law.

13.3   For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred at such time as:

13.3.1   AGA becomes a subsidiary of another company;

13.3.2   substantially all of the businesses, assets and undertakings of AGA become owned by any person, firm or company; or

13.3.3   a number of shareholders holding less than 35% of AGA's issued share capital act in concert to gain a majority of the Board and force change in management of AGA.

14.   WORKPLACE SURVEILLANCE AND CYBERSECURITY

14.1   The Group may use software and other technologies to monitor your use of any computer equipment and systems owned by the Group. This means that the Group may, to the fullest extent permitted under applicable law, on a continuous and ongoing basis, access, inspect, review, record and disclose:

14.1.1   the content and level of data messages transmitted or received by you;

14.1.2   the content and level of internet usage; and

14.1.3   the documents and other data that you access, store or receive on any equipment issued to you for purposes of conducting the Group's business.

14.2   You accordingly acknowledge and accept that you shall have no expectation of privacy in relation to the use of the resources provided to you by the Group.

14.3   The Group keeps a back-up of all data messages sent or received by you. Backed-up data messages may be recovered and reviewed by the Group if required (for example, to facilitate an investigation).

14.4   The Group may prevent the delivery of certain data messages by or to you, or your access to certain websites. The Group will give you notice as soon as practicable when a data message sent to you has been blocked, unless the data message constitutes spam, or contains viruses, or material that is menacing, harassing or offensive.

14.5   You acknowledge that the Group may, to the fullest extent permitted under applicable law, carry out periodic or continuous, ongoing camera or other surveillance on and around its premises and in any



other place that you may work during your employment, except for places where employees would have a reasonable expectation of privacy such as restrooms or changing rooms.

15.   CONFIDENTIALITY

15.1   You agree not to use or disclose to anyone outside the Company or Group, whether directly or indirectly, other than in pursuit of the Company's or Group's business, any Confidential Information either during or after your employment.

15.2   "**Confidential Information**", for the purpose of this Agreement includes, but is not limited to, any intellectual property, trade secrets or commercially sensitive or valuable information (written, recorded electronically or oral), and including all copies or extracts, known to you or in your possession or control relating to the Company, any Group Company, or their employees, directors, clients, suppliers and/or stakeholders, and the commercial, operational, technical or financial arrangements or matters of the Company or the Group, including information that may come into your possession or control in the course of or by reason of your employment by the Company, whether or not supplied by the Company, that is not publicly available.

15.3   You agree not to use your position, or Confidential Information, for your personal advantage or for the advantage of third parties or other employees in any form whatsoever, including for share trading activities. For the avoidance of doubt, you understand and agree that in the course of your employment with the Company, you will receive and have access to the confidential information of certain third parties related to the Group, including but not limited to customers and partners. You understand and agree that both you and the Group have duties to protect and maintain the confidentiality of this third-party material. You understand and agree that any such third-party information will be divulged to you in confidence and understand and agree that at all times, during your work for the Company and after your work for the Company ends, you will keep such third-party information secret and confidential and will not disclose it, except in connection with your work for the Company.

15.4   You may not make any public statement or publications relating to the Confidential Information without first seeking and gaining permission from the applicable Group Company. You understand that nothing in this Agreement shall in any way limit or prohibit you from engaging in any protected activity. For purposes of this Agreement, "protected activity" means filing a charge or complaint with, reporting possible violations of law to, otherwise communicating or cooperating with or participating in any investigation or proceeding that may be conducted by any government agency, self-regulatory organization, or commission, including the U.S. Securities and Exchange Commission ("**SEC**") ("government agencies"), or taking other actions protected under applicable whistle- blower law in any applicable jurisdiction (including receiving a whistle-blower award). You understand that in connection with such protected activity, you are permitted to disclose documents or other



information as permitted under applicable law, and without giving notice to, or receiving authorization from, the Group. Notwithstanding, in making any such disclosures or communications, you agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Confidential Information to any parties other than the government agencies. You further understand that "protected activity" does not include the disclosure of any Group attorney-client privileged communications.

15.5   You are advised that under the U.S. Defend Trade Secrets Act, an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law. An individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

15.6   Notwithstanding the generality of Clause 15.4 and Clause 18.2, this Agreement is not intended to limit or restrict and shall not be interpreted in any manner that limits or restricts, you from exercising any legally protected whistleblower rights (including pursuant to Section 21F of the U.S. Securities Exchange Act of 1934, as amended ("**Section 21F**")) or receiving an award for information provided to any government agency under any legally protected whistleblower rights. Notwithstanding anything in this Agreement to the contrary, nothing in or about this Agreement prohibits you from: (i) filing and, as provided for under Section 21F, maintaining the confidentiality of a claim with the SEC; (ii) providing Confidential Information to the SEC, or providing the SEC with information that would otherwise violate this Clause 15 or Clause 18.2, to the extent permitted by Section 21F; (iii) cooperating, participating or assisting in an SEC investigation or proceeding without notifying any Group Company; or (iv) receiving a monetary award as set forth in Section 21F.

16.   INTELLECTUAL PROPERTY

16.1   You shall disclose to the Company any discovery or invention or secret process or improvement in procedure made or discovered by you during your employment which may directly affect or relate to the business of the Company, and the title interest and intellectual property rights in it will be the property of the Company. To the extent that ownership of intellectual property rights referenced in this Clause 16 does not automatically vest in the Company by operation of law, you hereby assign to the Company (or such Group Company as the Company may direct) with full title guarantee your



entire right, title and interest in all such intellectual property rights including all present and future copyright revivals and extensions. This assignment shall take effect upon the creation of each of the intellectual property rights.

16.2   To the maximum extent permitted by law, you agree that during your employment or any time afterwards:

16.2.1   you waive all moral rights in works that you have created during your employment; and

16.2.2   you consent unconditionally and irrevocably to all acts or omissions by the Company in relation to those works which may infringe your moral rights in the works.

16.3   You must not act in any way during your employment by the Company that uses any confidential information belonging to, or infringes the intellectual property rights of, any third party, including previous employers. Whenever you produce work in the course of your employment that contains confidential information or intellectual property owned by a third party, you must obtain all necessary consents and licenses from that third party for use of that confidential information or intellectual property.

16.4   If and whenever so required by the Company (whether during the employment or after its termination) you shall at the expense of the Company or such Group Company as the Company may direct:

16.4.1   apply or join with the Company or such Group Company in applying for any protection or registration in the United States and/or in any other part of the world for any such intellectual property rights referenced in this Clause 16;

16.4.2   execute all instruments and/or documents and do all things necessary to vest (with full title guarantee) all right title and interest to and in the intellectual property rights referenced in this Clause 16 absolutely in the Company or such Group Company or in any other person as the Company may specify; and/or

16.4.3   provide to the Company or such Group Company or any other person as the Company may specify all such assistance, at the Company's cost, as the Company may request in connection with any proceedings or actions relating to intellectual property rights referenced in this Clause 16.

17.   RESTRICTIONS ON COMPETITION

17.1   During the course of your employment with the Company, you shall acquire confidential information relating to the Company's and Group Companies' business operations. Such information will be furnished to you to enable you to perform your functions to the best of your ability and for no other



purpose. In addition, you will be required to establish relationships with third parties' and colleagues and will, through your employment gain knowledge of business opportunities.

17.2 The Company considers and you agree that, if you are not restricted as provided for in this Clause 17, the Group will potentially suffer considerable economic prejudice, including loss of business opportunities and goodwill and that these restrictions are reasonable and necessary to protect the legitimate business interests of the Company and the Group.

17.3 You accordingly undertake that you shall not, whilst employed by the Company and for a period of 12 months (less any period spent on garden leave) after termination of employment with the Company for any reason whatsoever (the "**Restraint Period**"):

17.3.1 directly or indirectly, set up in business or form part of any business in competition with the Business (as defined below) and/or which carries on a business similar to the Business;

17.3.2 directly or indirectly, be concerned, engaged, interested or employed in any business/es competing with the Business or which carries on a business similar to the Business;

17.3.3 directly or indirectly, solicit, approach, interfere with or entice or attempt to entice away from the Company and/or any Relevant Group Company (as defined below) any Restricted Supplier (as defined below); and/or

17.3.4 solicit or otherwise approach any executive or senior consultant of the Company and/or any Relevant Group Company with whom you had material dealings in the course of your employment at any time in the Relevant Period with a view to encouraging them to become employed or interested in any manner whatsoever in any other person, undertaking or concern which competes with the Company and/or Relevant Group Company, and/or to terminate their employment or association with the Company and/or any Relevant Group Company for any reason whatsoever.

17.3.5 You will continue to receive your normal remuneration during the Restraint Period.

17.4 You undertake not to do any of the things set out above either directly or indirectly and whether as a director, partner, owner, principal, agent, representative, shareholder, financier, employer, employee, or in any other manner or capacity whatsoever, and whether for your own interest or the interest of any person, business, undertaking or entity.

17.5 The restraints set out above shall apply to the United States and any other country in which the Company and/or any Relevant Group Company, as applicable, conducts business in or is actively exploring opportunities to conduct business in.

17.6 You agree that:



17.6.1   the restraints set out above are reasonable as to their subject matter, area and duration to protect the Company's and/or any Group Company's proprietary interests;

17.6.2   each of the restraints set out above are separate and independent restraints severable from any of the other restraints set out therein;

17.6.3   the provisions of this Clause 17 shall be construed initially in their widest possible cumulative sense provided, however, that if such construction is found for any reason by any court to be unenforceable, the provisions thereof shall be construed as imposing separate severable and independent restraints in respect of:

17.6.3.1   (1) each country in which you are restrained from doing any of the things set out above; (2) each calendar month within the Restraint Period; (3) every capacity in which you are prohibited from acting; and (4) each of the persons or entities in favour of which the undertaking is given, on the basis that notwithstanding a finding that the restraints in their widest sense referred to above are unenforceable, it is the intention of the parties that you shall be bound by such narrower construction as may be found to be enforceable; and

17.6.3.2   if any one or more of the restraints set out above is invalid or unenforceable for any reason, the validity of any of the other restraints shall not be affected thereby.

17.7   The provisions of this Clause 17 shall survive the termination of this Agreement and/or your employment for any reason whatsoever.

17.8   The Company and/or any Group Company, as applicable, have a proprietary interest which is sought to be protected in terms of the provisions of this Clause 17. Accordingly, to the extent that you are in breach of your obligations in terms of this Clause 17, then any Group Company shall be entitled to exercise all remedies available to the Company in terms of this Agreement or in law as a result of the breach and which are consistent with the Agreement remaining in force, including specific performance, as if it were a party to this Agreement. The parties agree that each Group Company shall be a third-party beneficiary of this Clause 17.

17.9   In this Clause 17 the following terms shall have the following meanings:

17.9.1   **Business** means any mining business of a type carried on by the Company or any Relevant Group Company at the date of termination of employment or at any time during the Relevant Period in respect of which you materially provided services pursuant to your employment during the Relevant Period or in respect of which business you have been involved to a material extent or were responsible for during the Relevant Period;



17.9.2 **Relevant Period** means the period of 12 months ending on the termination of your employment for any reason whatsoever.

17.9.3 **Relevant Group Company** means any Group Company in respect of which you materially provided services pursuant to your employment at any time during the Relevant Period; and

17.9.4 **Restricted Supplier** means any person, company, business or other organisation whatsoever who has supplied goods or services to the Company or any Relevant Group Company (other than utilities and goods or services supplied for administrative purposes) during any part of the Relevant Period or who has agreed or was in discussion or negotiations during the Relevant Period to supply goods or services to the Company or any Relevant Group Company to commence at any time in the 12 months following the termination of your employment and with whom you had material dealings in the course of your employment during the Relevant Period.

17.9.5 Nothing in this Clause 17 shall prevent you from being interested in securities in a company which is listed on any recognised stock exchange provided that you do not hold or are not interested in shares which represent more than 5% of the votes that could be cast at a general meeting of that company.

17.9.6 You agree that a copy of this Clause 17 will be provided to any person, firm, company, agency, consultancy, partnership, joint venture or other entity making an offer of employment, appointment as a director or officer, or other offer of engagement for your services, immediately upon receiving such offer, during your employment or thereafter whilst any restrictions in this Clause 17 remain in force.

18.   STATEMENTS

18.1 Should this Agreement be terminated for any reason whatsoever, you shall not be entitled to make any announcements, press releases or any public statement (whether in written or oral form) of whatsoever nature relating to the Company and/or the Group, unless:

18.1.1 the Company and/or any Group Company has agreed in writing on the contents thereof; or

18.1.2 you are required by law or the rules of a recognised securities exchange to make such announcement, press release or public statement.

18.2 During and after any employment with the Company, regardless of how, when or why such employment ends, (i) you shall not make, either directly or indirectly, any oral or written negative, disparaging or adverse statements or representations of or concerning the Company or any Group Company, any of their clients, customers or businesses, or any of their current or former officers, directors, employees or shareholders and (ii) Company Parties (as defined below) shall not make



any oral or written negative, disparaging or adverse statements or representations of or concerning you; provided, however, that nothing herein shall prohibit (A) truthful statements made in response to disparaging statements made by you or any of the Company Parties, (B) truthful statements required to be made by law or legal process, (C) truthful statements made in any dispute involving you and any of the Company Parties, where such statements are relevant to such dispute, or (D) non-public statements made in the ordinary course of your employment with the Company that you reasonably believe to be in the best interests of AGA. The term "**Company Parties**" means the Company, each other Group Company, each of the members of the Board and each of the officers of AGA.

19.   OTHER EMPLOYMENT AND INTERESTS

19.1   While this Agreement remains in force, apart from the interests set out in **Annexure A** which interests have been declared to the Company prior to the Commencement Date, you shall not be engaged or take part, directly or indirectly, whether as an employee or in any other capacity, in any other business or entity without the Company's prior written consent.

19.2   In the event that the Company determines that your interest and/or involvement in any outside activity or engagement with any outside entity detracts or may detract from the proper performance of your duties and responsibilities, the Company shall be entitled to withdraw any consent that it may have previously given to you and require you to immediately cease such involvement or engagement.

20.   SECTION 409A

20.1   This Agreement is intended to satisfy, or be exempt from, the requirements of Section 409A of the U.S. Internal revenue Code of 1986, as amended, and the regulations issued thereunder (collectively, "**Section 409A**") and shall be interpreted accordingly. For purposes of Section 409A, any instalment payments provided under this Agreement shall each be treated as a separate payment. Notwithstanding anything to the contrary in this Agreement, if any amount payable pursuant to this Agreement constitutes a deferral of compensation subject to Section 409A, and if such amount is payable as a result of your "separation from service" at such time as you are a "specified employee" (within the meaning of those terms as defined in Section 409A), then no payment shall be made, except as permitted under Section 409A, prior to the first business day after the date that is six months after your separation from service. You shall be responsible for payment of any and all taxes owed in connection with the consideration provided under this Agreement. To the extent required to avoid any accelerated taxation or penalties under Section 409A, amounts reimbursable to you under this Agreement shall be paid on or before the last day of the year following the year in which the expense was incurred and the amount of



expenses eligible for reimbursements (and in-kind benefits provided) during any one year may not affect amounts reimbursable or provided in any subsequent year.

20.2   Neither you nor any of your creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A) payable under this Agreement or under any other plan, policy, arrangement or agreement of or with the Company or any Group Company (this Agreement and such other plans, policies, arrangements and agreements, the "**Company Plans**") to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment.

20.3   Notwithstanding any provision of this Agreement or any other Company Plan to the contrary, in light of the uncertainty with respect to the proper application of Section 409A, the Company and the Group Companies reserve the right to make amendments to any Company Plan as the Company or Group Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A. In any case, you are solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on you or for your account in connection with any Company Plan (including any taxes and penalties under Section 409A), and neither the Company nor any Group Company shall have any obligation to indemnify or otherwise hold you harmless from any or all of such taxes or penalties.

20.4   Following the date you become a "resident alien" in the United States for tax purposes (the "**US Residency Commencement Date**"), you agree that AGA may amend any Company Plan that constitutes a "nonqualified deferred compensation plan" for purposes of Section 409A and that would be subject to taxation in the United States to provide that, no later than the end of the taxable year in which the US Residency Commencement Date occurs, the times and forms of payment of amounts payable in any subsequent year comply with Section 409A so as to avoid any additional taxes or penalties under Section 409A, as contemplated by Treas. Reg. § 1.409A- 3(h). You agree to cooperate with respect to such amendments, and to the extent more than one form or time of payment is permissible in order to avoid taxes or penalties under Section 409A, the Company will work with you in good faith to determine which form or time of payment will be given effect.

21.   TRAINING

You are entitled to take part in various training courses which the Group may provide from time to time in-house. Specific details of what courses might be available can be found on the intranet.

22.   GRIEVANCE AND DISCIPLINARY ISSUES

22.1   If you wish to obtain redress for any grievances relating to your employment or are dissatisfied with any reprimand, suspension or other disciplinary step taken by the Group, you shall apply in writing



to the Chairperson. If you are not satisfied with the decision of the Chairperson, you may within seven days of the decision appeal in writing to a non-executive director nominated by the Board.

22.2   The disciplinary rules applicable to you are set out in the applicable policies, as amended from time to time. The disciplinary procedure is not contractually binding on the Group and the Group may in its absolute discretion and for any reason decide not to follow the disciplinary procedure.

23.   GENERAL

23.1   This document contains the entire agreement between the parties, and neither shall be bound by any undertaking, representation or warranty not recorded herein or therein. In particular, this Agreement supersedes all previous contracts or agreements with the Company and/or any other Group Companies.

23.2   No waiver by a party of any right specified herein, or failure by a party to enforce any rights it may have at law or equity, shall preclude a party from exercising any rights it may have in the future to enforce the terms and conditions of this Agreement.

23.3   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement as at the date of signature of the party last signing one of the counterparts.

23.4   This Agreement shall, for all purposes, be construed in accordance with the laws of the State of Colorado, USA, without regard to its conflict of laws or choice of law provisions, and the parties irrevocably submit to the jurisdiction of the state and federal courts located within the State of Colorado, USA, for all matters arising under this Agreement.



If you would like clarity on any of these terms and conditions, please contact the Human Resources Department for further details.

Please acknowledge receipt of this Agreement and acceptance of the conditions contained herein by signing this copy with the attached annexures and returning it to the Human Resources Department.

Yours sincerely,

JOCHEN TILK

CHAIRPERSON OF THE BOARD

Acceptance   /s/ Alberto Calderon   Date: 16 January 2026
             ALBERTO CALDERON



TERM SHEET

1. BASIC SALARY

1.1 The salary will be **USD 1,723,000** per annum (the "**Salary**") paid to you, less withholdings, and deductions, on a bi-weekly basis in 26 equal payments, or per the Company's payroll schedule as may exist from time to time. You will receive the Salary via direct deposit, and the Salary shall be paid directly into your bank account by electronic transfer. You shall inform the Company, upon signature of this Agreement, of your bank account details.

1.2 The Company and/or other applicable Group Company shall deduct from the Salary:

1.2.1 such taxes and other deductions as required by law and shall pay such deductions to the regulatory authorities, as may be applicable from time to time;

1.2.2 any membership contributions payable towards your membership of such benefit schemes of which you may be a member for the time being in terms of that benefit scheme's rules; and

1.2.3 all other amounts as agreed between the Company or applicable Group Company and you from time to time.

1.3 Salaries are reviewed on an annual basis, and your next Salary review will be in February 2026. Any adjustment to your Salary will be dependent on a range of factors that may vary from time to time, which will be determined in the Company's sole discretion. Consequently, there should be no presumption or expectation of an increase.

1.4 Except as precluded by applicable statute and/or regulation, you authorise the Company to deduct from your remuneration under this Agreement any sums due from you to the Company and/or any Group Company including, without limitation, any overpayments, loans or advances made to you by the Company and/or any Group Company, repayment of holiday pay, or the cost of repairing any damage or loss to the Company's and/or any Group Company property caused by you.

2. INCENTIVE SCHEMES

2.1 You will be eligible to participate in the Group's short-term and long-term incentive scheme(s) (comprising Annual Cash Bonus and share allocation and/or restricted stock units (with or without performance criteria)) (collectively, as they may be amended, modified or superseded from time to time, the "**Schemes**"), subject to the rules of the Schemes in place from time to time and AGA's Remuneration Policy as in force from time to time. As the Schemes are discretionary, the Group may vary the terms and conditions of the Schemes from time to time. The remainder of this



Section 2 describes certain terms and conditions of the Schemes as they are in effect on the date of this Term Sheet and may not reflect the applicable terms and conditions at a future date.

2.2   Payments and awards in terms of the Schemes are normally made in February/March of each year subject to any applicable tax. You acknowledge that (1) you will not acquire a right, nor shall AGA come under such an obligation, merely be virtue of you having received one or more Annual Cash Bonus payments under the Schemes during the course of your employment, to any future annual cash bonus or other payment; and (2) the making of an share allocation and/or restricted stock unit award under the Schemes shall not entitle you to any further award, or to participate in any similar plan. Subject to the rules of the Schemes, in the event that prior to the scheduled date for payment or grant of any bonus or award you are no longer employed by the Company or a Group Company (for whatever reason, and whether terminated by you or the Company and whether in breach of contract or otherwise) or you are under notice of termination of employment (whether notice is given by you or by the Company) you will have no entitlement to any such bonus or award.

2.3   The Board may determine that an unvested award or part of an award may not vest (and therefore be forfeited), or may determine that any cash bonus, vested shares, or their equivalent value in cash be repaid to the Group if certain trigger events occur before the applicable vesting date.

2.4   Prior to the vesting date, the Board may determine that an award shall be subject to reduction or forfeiture (in whole or in part) in the event of any of the following trigger events:

2.4.1   a material misstatement of AGA results which may have caused the over allocation of cash incentive, share allocations and/or restricted stock unit allocations;

2.4.2   misconduct including, but not limited to, you act fraudulently or dishonestly or being in material breach of your obligations to AGA which will result in the lapse of all shares and outstanding restricted stock units, both vested and unvested in line with the rules of the Scheme;

2.4.3   where there is an error in the calculation of any performance condition which may have resulted in an overpayment;

2.4.4   AGA suffers a material downturn in its financial performance, for which you can be seen to have some liability;

2.4.5   in any other circumstances if the Board determines that it is reasonable to subject the unvested award to reduction or forfeiture; or

2.4.6   pursuant to any clawback, recoupment or other similar policy of the Group to which you are subject.



2.5 Where (1) there is reasonable evidence that a trigger event (as set out below) occurred prior to the applicable vesting date, but was only discovered within a period of 2 (two) years after the vesting date or (2) provided for pursuant to a clawback, recoupment or other similar policy of the Group to which you are subject, the Board may require you to repay the cash equivalent of your vested award (unless otherwise required, net of any employees' tax and other deductions as required by law) or a portion thereof. The applicable trigger events for purposes of Clause (1) are as follows:

2.5.1 a material misstatement of AGA results which may have caused the over allocation of cash incentive, share allocations and/or restricted stock unit allocations;

2.5.2 where there is an error in the calculation of any performance condition which may have resulted in an overpayment; or

2.5.3 the discovery of events that occurred prior to award or vesting that have led to the censure of AGA or Group by a regulatory authority or have had a significant detrimental impact on the reputation of AGA or the Group.

3. RETIREMENT FUND

You are eligible to participate in the relevant company retirement benefit programs in accordance with the terms and conditions of the relevant program. The information outlining the terms and conditions of the program can be obtained from your Human Resources Manager if required.

4. HEALTH CARE

You, your spouse and your other eligible dependents will be covered under a Global BUPA health care plan.

5. LIFE COVER

You are eligible for death and disability benefits applicable in the United States at 100% employer contribution.

6. SPOUSE/LIFE PARTNER TRAVEL

Your spouse / life partner may accompany you on one business class trip per annum. The full cost of this benefit, including taxes, will be borne by the Company.



7. SECURITY SUPPORT

The Group has in place policies from time to time relating to travel and office security to the extent required whilst you travel on Group business, which may include a full-time driver for both you and your spouse in a Group vehicle.

8. TAX SERVICES

The Company will provide tax assistance for tax return submission through an approved appointed independent tax advisor. This benefit will be subject to fringe benefits tax.

9. MINIMUM SHAREHOLDING REQUIREMENTS

9.1 As Chief Executive Officer you are subject to a minimum shareholding requirement ("**MSR**") in accordance with the Minimum Shareholder Requirement Policy, which includes fully owned shares, vested share awards and unvested share awards which have no performance conditions attached to them. This is applied as follows:

9.1.1 you are currently required to maintain a MSR of AGA shares to the value of 150% of your net annual Salary; and

9.1.2 at the end of six years from the 1 September 2021, your MSR of Company shares must be to the value of 300% of your net annual Salary.

9.2 You shall be required to hold the MSR for one-year, post-termination of your employment.

10. LEAVE

10.1 You are entitled to 30 working days' paid time off for each calendar year in accordance with the paid time off policy of the Company.



ANNEXURE "A"

DECLARATION OF INTERESTS

I, Alberto Calderon, declare as follows:

I understand and agree that I shall devote all such reasonable hours as may be necessary for the efficient performance of my duties, including on weekends and public holidays, to the business of the Company and other Group Companies in terms of my employment contract. I shall not engage in any activities which will conflict with or prejudice the duties that I am required to perform in terms of my employment contract.

As at the Commencement Date, my immediate family members and I have the interests disclosed in the table below. I shall disclose to the Company, immediately as they may arise, any interests I may have, and those of any immediate family member of mine, in any other businesses, companies, close corporations, partnerships or associations of which I, or any immediate family member, may be a director or member or in which I, or any immediate family member, have a financial interest. For purposes of this declaration, an immediate family member means my spouse/life partner, parent, child or sibling.

I accept that, should the Company determine that my (or any immediate family members of mine) interest in any outside entity detracts or may detract from the proper performance of my duties and responsibilities, the Company shall be entitled to require me (or the **immediate family member** concerned) to immediately cease such involvement or engagement or to address the matter in such other manner as the Company may deem fit.

Name of business	Name of individual holding interest	Type of business	% Of equity	Nature of interest if not equity

_____

Alberto Calderon

DATE

AngloGold Ashanti North America Inc.
Tax ID: 84-11-37980



ANNEXURE "B"

As described in the Agreement, although you will be employed by the Company, you may be requested to provide certain services to other Group Companies as the Company may require from time to time. This **Annexure B** sets forth the services you are currently expected to provide to Group Companies (other than the Company) and/or legal jurisdictions in which the Group has operations. This **Annexure B** also sets forth certain terms and conditions that modify your Agreement and the Term Sheet necessary to reflect the expected allocation of services set forth herein. The Group may, at its discretion, provide you with an updated version of this **Annexure B** from time to time.

1. ALLOCATION OF COMPENSATION

1.1   Your compensation set forth in the Term Sheet, including your Salary and any incentive compensation will be calculated and taxed among the jurisdictions in which the Group operates in accordance with the allocation of your working time / services. Such allocation of your compensation will be reflected in the payroll(s) through which you are paid, and where you incur tax, social security and/or unemployment insurance liabilities and where the Group incurs any withholding and reporting obligations with respect to your compensation.

1.2   Notwithstanding the foregoing, the Group may determine with respect to a particular element of your compensation that the allocation among jurisdictions is different than the general allocation for your compensation. For example, the Group may determine that a particular element of incentive compensation is only related to your services performed for the Group in one jurisdiction and therefore that such incentive compensation will be fully allocated to such jurisdiction for payroll, tax, social security and all other purposes.

2. RIGHT TO EMPLOYMENT

To the extent required by the applicable Group Company, you agree to provide appropriate documentary evidence regarding your right and ability to provide services to the Group in any of the jurisdictions identified in this **Annexure B**.

3. UNITED KINGDOM DIRECTOR ROLE

3.1   A portion of your Annual Salary (USD122,400) will be in respect of your duties as a UK Director and will be subject to the relevant withholdings and deductions.

3.1.1   You should familiarise yourself with your duties as a director under the UK Companies Act 2006. You should have particular regard to the general duties of directors in Part 10 of the UK Companies Act 2006, including the duty to promote the success of AGA under which all directors must act in the way they consider, in good faith, would be most likely to promote the successful of AGA for the



benefit of its members as a whole. In doing so, as a director, you must have regard (among other matters) to:

3.1.1.1   the likely consequences of any decision in the long term;

3.1.1.2   the interests of AGA's employees;

3.1.1.3   the need to foster AGA's business relationships with suppliers, customers and others;

3.1.1.4   the impact of AGA's operations on the community and the environment;

3.1.1.5   the desirability of AGA maintaining a reputation for high standards of business conduct; and

3.1.1.6   the need to act fairly as between the members of AGA.

3.1.2   During your appointment you are required to comply with any applicable laws and regulations, and any code of practice or policy as AGA may adopt from time to time, in relation to AGA's listed securities.